Exhibit (a)(3)
UNITED INVESTORS INCOME PROPERTIES
c/o United Investors Real Estate, Inc.
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 23, 2008
Dear Limited Partner:
     We previously sent you a letter dated April 30, 2008 regarding an unsolicited tender offer to buy units of limited partnership interest (the “Units”) in United Income Properties (the “Partnership”) initiated by MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 6, LLC; MPF DeWaay Premier Fund 4, LLC; MPF ePlanning Opportunity Fund, LP; MPF Senior Note Program II, LP; MP Acquisition Co. 3, LLC; MPF Flagship Fund 10, LLC; MPF DeWaay Premier Fund 2, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Special Fund 8, LLC; MPF Income Fund 24, LLC; MPF Flagship Fund 13, LLC; MPF DeWaay Fund 5, LLC; and MacKenzie Patterson Fuller, LP (collectively, the “MPF Group”). The MPF Group amended its initial offer and related Letter of Transmittal on May 19, 2008 to extend its offer through June 3, 2008.
     The Partnership, through its General Partner, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to the offer. As stated in our previous letter, the General Partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the General Partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer, primarily because the General Partner does not have a reliable indicator of the fair value of the Units.
     However, in addition to the matters set forth in our prior letter, we call your attention to the following consideration:
•	In our initial letter we disclosed that Defoors Crossing Apartments, a 60-unit apartment complex located in Atlanta, Georgia, was under contract for sale to a third party at a purchase price of $4,022,000, subject to certain adjustments at closing. The General Partner estimated that the sale of Defoors Crossing Apartments would generate approximately $62.00 per Unit. Since the initial letter, the proposed purchaser has terminated the contract to purchase Defoors Crossing Apartments and although negotiations continue, no assurances can be given regarding the timing or amount of any sale or the amount of any distribution to limited partners, if at all.
     The General Partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.
     Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
     If you would like to discuss your Partnership’s performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

Sincerely,
United Investors Real Estate, Inc.
General Partner